UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	December 2, 2004	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

MERGER OF VIMPELCOM-REGION AND VIMPELCOM COMPLETED

Moscow and New York (December 1, 2004) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced that on November 26, 2004 VimpelCom-Region, its 55.3% owned subsidiary, merged with and into the Company (the “Merger”).

Pursuant to the terms of the Merger approved by VimpelCom’s shareholders in October 2003, Alfa Group and Telenor received, respectively, 7,300,680 and 3,648,141 newly-issued common shares of VimpelCom in exchange for their shares in VimpelCom-Region. Following the completion of the Merger, Telenor owns approximately 26.6% of VimpelCom voting stock and 29.9% of VimpelCom common stock, and Alfa Group owns approximately 32.9% of VimpelCom voting stock and 24.5% of VimpelCom common stock.

Following discussions with officials at the Ministry of Information Technology and Communications of the Russian Federation (the “Ministry”) and at the licensing body, the Federal Service for Surveillance in the Field of Telecommunications (the “Service”), on November 29, 2004 the Company filed applications for the re-issuance of VimpelCom-Region’s licenses and permits for the use of radio frequencies to VimpelCom. Based upon the clarifications of the Ministry, the licenses should be re-issued within 30 days from the date of the applications.

VimpelCom-Region held licenses are to be re-issued to the Company for the Central, Siberian, Volga, South and North-West consolidated regions of Russia.

***

VimpelCom is a leading international provider of telecommunications services, operating under the “Bee Line GSM” brand in Russia and “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

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Merger of VimpelCom-Region And VimpelCom Completed

This form 6-K contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the re-issuance of licenses and permissions to VimpelCom following the Merger of VimpelCom-Region into VimpelCom. Despite the Ministry’s and Service’s clarification and guidance, there are risks relating to the re-issuance of the licenses and permissions, including the risk that such licenses and permissions may not be issued in a timely manner, on the same terms as the licenses and permissions held by VimpelCom-Region or at all or that VimpelCom’s right to continue to provide service to subscribers in VimpelCom-Region’s licensed areas prior to or following the re-issuance of the licenses and permissions may be challenged. If any of these situations occur, they could have a material adverse effect on VimpelCom’s business and results of operations, including causing VimpelCom to cease providing mobile services to the Russian regions outside of the Moscow license area and/or resulting in an event of default under the majority of VimpelCom’s outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com